                                  EUROSEAS LTD.
                                 AETHRION CENTER
                           40 AG. KONSTANTINOU STREET
                             151 24 MAROUSSI, GREECE



                                                February 3, 2006

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Euroseas Ltd.
            Registration Statements on Form F-1 (File No. 133-129145) and Form F-4 (File No. 133-129144)

Ladies and Gentlemen:

      The Company hereby requests that the above-referenced Registration Statement on Form F-1, as amended, and the Registration Statement on Form F-4, as amended, be declared effective today, Friday, February 3, 2006, at 5:30 p.m. or as soon thereafter as practicable.

      If you have any questions with respect to this request, please call Lawrence Rutkowski or Craig A. Sklar of Seward & Kissel LLP, counsel to the Company, at (212) 574-1206 and (212) 574-1386, respectively.

                                    Very truly yours,

                                    /s/ Arisitides J. Pittas
                                    ------------------------------------
                                    Aristides J. Pittas
                                    President

                                  EUROSEAS LTD.
                                 AETHRION CENTER
                           40 AG. KONSTANTINOU STREET
                             151 24 MAROUSSI, GREECE



                                                February 3, 2006


VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Euroseas Ltd.
            Registration Statements on Form F-1 (File No. 133-129145) and Form F-4 (File No. 133-129144)

Ladies and Gentlemen:

      This letter is to acknowledge that, in connection with our request for acceleration of the effective date of the above-referenced registration statements:

      - should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

      - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve Euroseas Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

      - Euroseas Ltd. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




                                    Very truly yours,

                                    /s/ Arisitides J. Pittas
                                    ------------------------------------
                                    Aristides J. Pittas
                                    President